UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934.

ICX TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

INDICATOR MERGER SUB, INC.

(Offeror)

A Wholly-Owned Subsidiary of

FLIR SYSTEMS, INC.

(Names of Filing Persons (Parent of Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

043176106

(CUSIP Number of Class of Securities)

William W. Davis

Senior Vice President, General Counsel and Secretary

FLIR Systems, Inc.

27700 SW Parkway Avenue

Wilsonville, Oregon 97070

(503) 498-9547

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Larry A. Barden

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$278,527,110.40	$19,858.98

(1)	Estimated for purposes of calculating the amount of the filing fee only. The calculation is determined by multiplying 36,891,008 shares of common stock, par value $0.001 per share, of ICx Technologies, Inc. (the “Company”), consisting of (i) 34,987,461 shares of common stock of the Company outstanding as of September 1, 2010, (ii) 1,776,297 shares of common stock of the Company potentially issuable upon the exercise of outstanding, vested, in-the-money stock options as of September 1, 2010 and (iii) 127,250 shares of common stock of the Company potentially issuable upon the exercise of outstanding warrants to purchase common stock of the Company as of September 1, 2010, by the offer price of $7.55 per share.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$19,858.98
Form or Registration No.:	Schedule TO
Filing Party:	FLIR Systems, Inc. and Indicator Merger Sub, Inc.
Date Filed:	September 3, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Indicator Merger Sub, Inc., a Delaware corporation (the “Purchaser”), which is a wholly owned subsidiary of FLIR Systems, Inc., an Oregon corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 3, 2010 (together with any amendments and supplements thereto, the “Schedule TO”) and relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock of ICx Technologies, Inc., a Delaware corporation (the “Company”), par value $0.001 per share (the “Shares”), at a purchase price of $7.55 per Share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 3, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11. Additional Information.

The fifth paragraph of Section 17—“Legal Proceedings” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“On September 8, 2010, the Court of Chancery of the State of Delaware entered an Order for Consolidation and Appointment of Lead Counsel with respect to the Sloan Complaint, the Dobbs Complaint and the Reust Complaint. The files of the actions thereby consolidated shall be maintained in one file under C.A. No. 5769-VCL and under the caption In re ICx Technologies, Inc. Shareholder Litigation.”

Section 17—“Legal Proceedings” of the Offer to Purchase is hereby amended by adding the following as a new paragraph at the end thereof:

“On September 9, 2010, a putative stockholder class action complaint was filed against the Company, the individual members of the Company Board, Parent, Purchaser and Wexford in the United States District Court for the Eastern District of Virginia (the “McGowan Complaint). In the McGowan Complaint, captioned McGowan v. ICx Technologies, Inc., et al. C.A. No. 1:10CV1013, plaintiff alleges, among other things, that (i) the Company and the members of the Company Board caused the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 to be issued in violation of Sections 14(d)(4) and 14(e) of the Exchange Act because the statement allegedly omits material facts, (ii) the members of the Company Board breached their fiduciary duties by entering into an unfair transaction and the Company directly breached or aided and abetted the members of the Company Board in the breach of such duties, and (iii) Parent, Purchaser and Wexford knowingly aided and abetted the members of the Company Board in their alleged violations of the Exchange Act and breaches of their fiduciary duties. Plaintiff seeks judicial action: (i) ordering that the action is properly maintainable as a class action and certifying plaintiff as class representative and plaintiff’s counsel as class counsel, (ii) preliminarily and permanently enjoining defendants from proceeding with the Offer and the Merger, (iii) enjoining the consummation of the Offer and the Merger, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company, (iv) directing the members of the Company Board to exercise their fiduciary duties to obtain a transaction which is in the best interests of the Company’s stockholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained, (v) awarding plaintiff and the class damages, (vi) awarding plaintiff the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees, and (vii) granting such other and further relieve as the court may deem just and proper. A copy of the McGowan Complaint is filed as Exhibit (a)(5)(I) hereto and incorporated herein by reference and should be read for the complete terms of the McGowan Complaint.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(5)(H) Order for Consolidation and Appointment of Lead Counsel.”

“(a)(5)(I) Complaint filed by Benji McGowan, individually and on behalf of others similarly situated, on September 9, 2010, in the United States District Court for the Eastern District of Virginia.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2010	INDICATOR MERGER SUB, INC.

	By:	/s/ Anthony L. Trunzo
Name: Anthony L. Trunzo
Title: Chief Financial Officer

Date: September 10, 2010	FLIR SYSTEMS, INC.

	By:	/s/ Anthony L. Trunzo
Name: Anthony L. Trunzo
Title: Senior Vice President, Finance Chief Financial Officer